                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                     Seacoast Banking Corporation of Florida
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81170710-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Dale M. Hudson, 192 SE Harbor Point Drive, Stuart, Florida 34996
                            Telephone: 561-288-6085
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include an original and five copies of the schedule, including all exhibits. See Rule 13d-1(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


------------------------

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81170710-8                  13D                      Page 2 of 5 Pages
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Dale M. Hudson
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   Not applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                         417,694(1)
       NUMBER OF          ------------------------------------------------------
         SHARES           8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                          61,946(1)
          EACH            ------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                           417,694(1)
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          61,946(1)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  479,640(1) (See Item 5 below)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                               [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.7%(1)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------
(1) The number of shares disclosed in items 7-11 and the percentage in item 13, include shares of Class A Common Stock and shares of Class B Common Stock because the shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time upon request of the holder.

CUSIP No. 81170710-8                  13D                      Page 3 of 5 Pages


Item 1.  Security and Issuer.

         This statement relates to shares of the Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), of Seacoast Banking Corporation of Florida, a Florida corporation, (the "Company"). The Company's principal executive offices are located at 815 Colorado Avenue, P.O. Box 9012, Stuart, Florida 34955-9012.


Item 2.  Identity and Background.

         Mr. Dale M. Hudson, currently resides at 192 SE Harbor Point Drive, Stuart, Florida 34996. Mr. Hudson is the Chairman and a director of the Company and of its subsidiary, First National Bank and Trust Company of the Treasure Coast (the "Bank"). Mr. Hudson has been a director of the Company since its formation in 1983 and a director of the Bank since 1976. Mr. Hudson is a citizen of the United States.

         During the last five years, Mr. Hudson has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable

Item 4.  Purpose of Transaction.

         Not applicable.

Item 5.  Interest in Securities of the Company.

         Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 440,804 shares of the Class A Common Stock, representing approximately 9.6% of the issued and outstanding shares of the Class A Common Stock. With respect to 297,695 of such shares, Mr. Hudson has sole voting and dispositive powers. Mr. Hudson holds 41,297 shares of Class A Common Stock jointly with his wife and shares voting and dispositive powers over such shares. Mr. Hudson's wife, Mary
T. Hudson, holds 26,025 shares of Class A Common Stock in her own name, his daughter, Jane Eaker, holds 24,155 shares of Class A Common Stock in her own name, his daughter, Stephanie Forsberg, holds 24,500 shares of Class A Common Stock in her own name and his son, Dale Jr., holds 27,132 shares of Class A Common Stock in his own name. Mr. Hudson disclaims beneficial ownership of the shares held in his wife's sole name and the shares held by each of his

CUSIP No. 81170710-8                  13D                      Page 4 of 5 Pages


children, over which he has no voting or dispositive powers. Mr. Hudson's children are adults, and none of them live in the same house with Mr. and Mrs. Hudson.

         Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 154,151 shares of the Class B Common Stock, representing approximately 41.1% of the issued and outstanding shares of the Class B Common Stock. With respect to 119,999 of such shares, Mr. Hudson has sole voting and dispositive powers. Mr. Hudson holds 20,649 shares of Class B Common Stock jointly with his wife and shares voting and dispositive powers over such shares. Mr. Hudson's wife, Mary
T. Hudson, holds 3,960 shares of Class B Common Stock in her own name, his daughter, Jane Eaker, holds 2,793 shares of Class B Common Stock in her own name, his daughter, Stephanie Forsberg, holds 2,790 shares of Class B Common Stock in her own name and his son, Dale Jr., holds 3,960 shares of Class B Common Stock in his own name. Mr. Hudson disclaims beneficial ownership of the shares held in his wife's sole name and the shares held by each of his children, over which he has no voting or dispositive powers. Mr. Hudson's children are adults, and none of them live in the same house with Mr. and Mrs. Hudson.

         Mr. Hudson has not engaged in any transactions relating to the Class A or Class B Common Stock during the 60 day period preceding the date of filing of this statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described herein, Mr. Hudson has no contract, arrangement, understanding or relationship with any other person with respect to shares of Class A or Class B Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         None.

CUSIP No. 81170710-8                  13D                      Page 5 of 5 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 15, 1999
                                                     --------------------------
                                                            Date


                                                     /s/ Dale M. Hudson
                                                     --------------------------
                                                            Signature


                                                     Dale M. Hudson
                                                     --------------------------
                                                     Name/Title





         Attention: International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)